Filing by Invesco Dynamic Credit Opportunity Fund pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.

Subject Company: Invesco Dynamic Credit Opportunities Fund (SEC File No. 811-22043)

Press Release

For immediate release

Invesco Advisers Announces Plans for

Reorganization and Tender Offer for Invesco

Dynamic Credit Opportunities Fund

CONTACT: Jeaneen Terrio 212-278-9205 Jeaneen.Terrio@invesco.com

ATLANTA, May 7, 2021 – Invesco Advisers, Inc., a subsidiary of Invesco Ltd. (NYSE: IVZ),

announced today plans for a reorganization and tender offer for Invesco Dynamic Credit

Opportunities Fund (NYSE: VTA) (the "Fund").

PROPOSED REORGANIZATION

The Fund's Board of Trustees has approved a proposal to reorganize the Fund into a newly created closed-end interval fund (the "Interval Fund"). The reorganization is subject to approval by Fund shareholders, who will be asked to vote on the proposal at the Fund's Annual Meeting of Shareholders expected to take place in September 2021 (the "Meeting"). A proxy statement/prospectus containing information about the proposed reorganization and the Meeting is expected to be mailed to the Fund's common shareholders of record as of the record date. It is anticipated that the Fund's Variable Rate Demand Preferred Shares will be redeemed prior to the record date.

The Interval Fund will offer four classes of shares (Class A, Class AX, Class R and Class

Y)and will provide liquidity to shareholders in the form of quarterly repurchase offers. If the reorganization is approved, Fund shareholders will receive Class AX shares of the Interval Fund priced daily at the Interval Fund's net asset value ("NAV"). The Interval Fund will be managed with the same investment objective and similar investment strategy as the Fund, all as described in the proxy statement/prospectus, which will be filed publicly and is expected to be mailed to shareholders in or around July 2021. Shareholders should read the proxy/statement prospectus when available as it will contain important information about the reorganization and the Interval Fund.

It is anticipated that the closing of the reorganization will occur on or around October 2021 subject to shareholder approval and the satisfaction of applicable regulatory requirements and customary closing conditions.

Invesco

1555 Peachtree Street, N.E. Atlanta, GA 30309 www.invesco.com

TENDER OFFER

The Fund's Board of Trustees has also approved the commencement (subject to certain conditions) prior to October 1, 2021, of a cash tender offer for up to 20% of the Fund's outstanding common shares of beneficial interest at a price per share equal to 98.5% of the Fund's NAV per share. The tender offer will be completed prior to the closing of the reorganization described above. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash. In the event the tender offer is oversubscribed, shares will be repurchased on a pro rata basis.

The commencement of the tender offer is pursuant to an agreement between the Fund and Saba Capital Management, L.P. ("Saba") and certain associated parties. Pursuant to the agreement, Saba has agreed to be bound by certain standstill covenants.

The Fund has been advised that Saba will file copies of the agreements with the U.S. Securities and Exchange Commission ("SEC") as exhibits to its Schedule 13D.

TENDER OFFER STATEMENT

The above statements are not intended to constitute an offer to participate in the tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

_____________________________________

For more information, call 1-800-341-2929.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Invesco Funds, including the Fund or the Interval Fund.

Where to find additional information

In connection with the proposed reorganization, a definitive proxy statement/prospectus will be filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety when it becomes available, because it will contain important information regarding the Fund, the Interval Fund, the reorganization, the Board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters. The definitive proxy statement/prospectus is expected to be mailed to Fund shareholders in or around July 2021. Shareholders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by the Fund or the Interval Fund with the SEC, including the Fund's most recent annual report to

Invesco

1555 Peachtree Street, N.E.

Atlanta, GA 30309 www.invesco.com

shareholders, on the SEC's website at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. Copies of all of these documents, once available, may be obtained upon request without charge by visiting the Invesco website at invesco.com/us. or by writing to the Fund, at 1555 Peachtree Street, N.E., Atlanta, GA 30309, or calling 1-800-341-2929.

About Invesco Ltd.

Invesco Ltd. is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life. Our distinctive investment teams deliver a comprehensive range of active, passive and alternative investment capabilities. With offices in more than 20 countries, Invesco managed $1.4 trillion in assets on behalf of clients worldwide as of March 31, 2021. For more information, visit www.invesco.com.

Invesco Distributors, Inc. is the US distributor for Invesco Ltd. It is an indirect, wholly owned, subsidiary of Invesco Ltd.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.

NOT A DEPOSIT l NOT FDIC INSURED l NOT GUARANTEED BY THE BANK l MAY LOSE VALUE l NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

—Invesco—

Invesco

1555 Peachtree Street, N.E.

Atlanta, GA 30309 www.invesco.com